K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

December 21, 2023

VIA EDGAR

Ms. Beckie Marquigny, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Ms. Marquigny:

On behalf of our client, Cambria ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on November 27, 2023, related to Post-Effective Amendment No. 222 to the Trust’s registration statement on Form N-1A (Amendment No. 224 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 10, 2023, for the purpose of (i) registering shares of Cambria Micro and SmallCap Shareholder Yield ETF (“MLYD”) and Cambria Tactical Yield ETF (“TYLD”), each a new series of the Trust (each, a “Fund” and, together, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus – Both Funds

1.	Comment: Please provide, via correspondence, each Fund’s completed fee table and expense examples.

Response: Each Fund’s fee table and expense examples are identical, as set forth in Appendix A.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Marquigny, Esq.

December 21, 2023

2.	Comment: Please supplementally describe how the Registrant estimated “Other Expenses” for each Fund and concluded that the estimated value is reasonable for the fiscal year.

Response: Cambria Investment Management, L.P., each Fund’s investment adviser (“Cambria”), receives a unitary management fee for its advisory services to each Fund. Accordingly, Cambria bears all of the costs of each Fund, except for the advisory fee, payments under each Fund’s 12b-1 plan, brokerage expenses, acquired fund fees and expenses (“AFFE”), taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expense and other extraordinary expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Trustees and officers with respect thereto). Further, the Registrant notes that MLYD invests primarily in equity securities, and TYLD invests primarily in fixed income securities. The Registrant does not anticipate either Fund will incur expenses related to Fund investments, otherwise excluded from the unitary management fee, that would exceed one basis point and require disclosure in the Fund’s fee table. Accordingly, the Registrant has concluded that 0.00% is a reasonable estimate of the Fund’s Other Expenses for the current fiscal year.

3.	Comment: Please confirm that expenses related to each Fund’s investment in exchange-traded funds (“ETFs”) and other funds will not exceed one basis point.

Response: The Registrant confirms that it does not expect either Fund to incur AFFE in excess of one basis point during the current fiscal year. See Appendix A. As noted in response to Comment 22 below, TYLD may invest up to 10% of its net assets in ETFs to obtain exposure to emerging market government bonds and high yield corporate fixed income securities. Cambria’s quantitative algorithm determines TYLD’s investment in fixed income securities by comparing the current yield spreads between various bond categories and T-Bills to their historical average yield spreads. Based on the current spreads, Cambria does not expect to invest in these fixed income segments during the current fiscal year and, as such, expects TYLD’s AFFE will not exceed one basis point during the current fiscal year.

Ms. Marquigny, Esq.

December 21, 2023

4.	Comment: Please consider rearranging the order in which each Fund’s principal risks are presented in the “Principal Risks” section to prioritize risks that are most likely to adversely affect the Fund’s NAV, yield and total return. The Fund’s principal risks should be ordered in such a way so that investors are better able to align their risk tolerances with the principal risks of the Fund. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08—Improving Principal Risks Disclosure.

Response: The Registrant believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the corresponding Fund and that each such risk is relevant for investors. Further, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors, compare them across funds, and assess whether their risk tolerances align with a Fund’s principal risks. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Fund is potentially misleading. Accordingly, the Registrant respectfully declines to re-order the Funds’ principal risks.

5.	Comment: Please revise each Fund’s Management Risk to directly discuss the role of human error by individual portfolio managers. Specifically, please state that a Fund’s portfolio managers may rely on poorly chosen, ineffective investment management techniques, or apply poor judgment to an otherwise effective investment analysis and investment methods.

Response: The Registrant has revised the description of Management Risk as follows (new disclosure in bold):

Item 4

Management Risk. The Fund is actively managed using a model-based approach, and the Adviser selects Fund investments on a periodic basis using a proprietary quantitative algorithm developed by the Adviser for the Fund. There can be no guarantee that these strategies and processes, or the Adviser’s quantitative model, will be effective or successful investment management techniques or that the Adviser’s judgments about the attractiveness, value and potential appreciation of particular Fund investments will be correct even if the Adviser’s overall investment strategies and processes are otherwise effective. Further, there is no guarantee that the Fund will achieve its investment objective.

Item 9

Management Risk. The Fund is actively managed using a model-based approach, and the Adviser selects Fund investments on a periodic basis using a proprietary quantitative algorithm developed by the Adviser for the Fund. There can be no guarantee that these strategies and processes, or the Adviser’s quantitative model, will be effective or successful investment management techniques or that the Adviser’s judgments about the attractiveness, value and potential appreciation of particular Fund investments will be correct or produce the desired results even if the Adviser’s overall investment strategies and processes are otherwise effective. Further, there is no guarantee that the Fund will achieve its investment objective or outperform other investment strategies over the short- or long-term market cycles. If the Adviser fails to accurately evaluate market risk or appropriately react to current and developing market conditions, the Fund’s share price may be adversely affected. Securities selected by Cambria may not perform as expected. This could result in the Fund’s underperformance compared to other funds with similar investment objectives.

Ms. Marquigny, Esq.

December 21, 2023

6.	Comment: Please consider revising the Funds’ risk disclosure to discuss any heightened risks applicable to the Funds as a result of the ongoing conflict in the Middle East.

Response: The Registrant acknowledges and has considered the Staff’s comment regarding the inclusion of risk disclosure related specifically to the ongoing conflict in the Middle East but respectfully declines to add such disclosure at this time. The Registrant does not believe either Fund is subject to heightened risks associated with the ongoing conflict in the Middle East beyond the general risks associated with global events already described under “Market Events Risk”. In the future, to the extent the ongoing conflict in the Middle East creates a principal risk to investing in a Fund or the global economy in general, the Registrant will update the disclosure set forth under “Market Events Risk—Recent Events” accordingly.

7.	Comment: Please revise “Premium-Discount Risk” to clarify that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. In addition, please note that this adverse effect on liquidity for the ETF’s shares could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has revised the description of Premium-Discount Risk as follows (new disclosure in bold):

Item 4

Premium-Discount Risk. Shares may trade above (premium) or below (discount) their NAV. The market prices of Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on the Exchange. This risk is heightened in times of market volatility or periods of steep market declines. Additionally, in stressed market conditions, the market for Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings, and this could lead to differences between the market price of the Shares and the underlying value of those Shares.

Item 9

Premium-Discount Risk. Shares may trade above (premium) or below (discount) their NAV. The NAV of the Fund will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares, however, will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on the Exchange. The trading price of Shares may deviate significantly from NAV during periods of market volatility. In particular, in stressed market conditions, the market for Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings, and this could lead to differences between the market price of the Shares and the underlying value of those Shares. Cambria cannot predict whether Shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the securities held by the Fund. However, given that Shares can be purchased and redeemed in large blocks of Shares, called Creation Units (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAV), and the Fund’s portfolio holdings are fully disclosed on a daily basis, Cambria believes that large discounts or premiums to the NAV of Shares should not be sustained, but that may not be the case.

Ms. Marquigny, Esq.

December 21, 2023

8.	Comment: Please provide a separate risk dedicated to structuring a fund as an ETF and re-characterize the related risks as sub-risks of that structure, or tell us why this is the wrong thing to do, incorrect, or otherwise unnecessary to appreciate the risks of this instrument.

Response: The Registrant has revised each Fund’s “Principal Risks” section, as well as the Item 9 “Principal Risks” section, to include a description of “ETF Structure Risk” that is comprised of each of the following sub-risks: Authorized Participants, Market Makers and Liquidity Providers Concentration Risk; Cash Redemption Risk (TYLD only); Premium-Discount Risk; and Secondary Market Trading Risk. See Appendix B.

9.	Comment: The Staff notes that the last sentence under “Purchase and Sale of Fund Shares” states that recent Fund information, such as a Fund’s ”NAV, market price, premiums and discounts, and bid/ask spreads,” is available on the Fund’s website at www.cambriafunds.com. The Staff further notes that a hyperlink used to direct investors to information on a webpage should take the investor directly to the referenced information or to where a “direct link” may be found for that information. Please update this hyperlink accordingly.

Response: The Registrant has made the requested change so that the relevant sentence in MYLD’s summary prospectus links to www.cambriafunds.com/myld and the relevant sentence in TYLD’s summary prospectus links to www.cambriafunds.com/tyld.

10.	Comment: The Staff notes that the disclosure under the “Additional Information About the Funds’ Risks” section states “Please consult the Fund Summary of a Fund to determine which risks are applicable to that Fund.” For each principal risk set forth in Item 9, specifically name the Fund or Funds to which it applies.

Response: The Registrant notes that the disclosure under the Item 9 “Additional Information About the Funds’ Risks” section is meant to supplement and provide additional information, when applicable, about the risks of investing described under “Principal Risks” in the Item 4 Fund Summary for each of the Funds. As the Staff notes, the introductory paragraph to this Item 9 section directs investors to consult the Fund Summary of a Fund to determine which risks apply. In the past, the Registrant has identified in Item 9 which risks apply to which funds, but the Registrant found that the identification process is (1) burdensome and leads to complicated disclosure and/or gratuitous exceptions when there are numerous funds included in a statutory prospectus (e.g., the statutory prospectus for the other Cambria ETFs includes a dozen funds) and (2) unhelpful to investors who typically first review a specific Fund’s Item 4 principal risks before then looking for additional information in Item 9, not vice versa. Accordingly, in the Registrant’s most recent annual update, the Registrant removed references to applicable funds in Item 9. Hence, the Registrant has considered the Staff’s comment, but based on the reasons set forth above, and given that these Funds will ultimately join the Registrant’s larger statutory prospectus, which would then include 14 funds, the Registrant respectfully declines to reference each of the applicable Funds in the Item 9 “Principal Risks” section at this time.

Ms. Marquigny, Esq.

December 21, 2023

11.	Comment: Please move the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” currently set forth under “Additional Non-Principal Risk Information” to the Item 4 “Principal Risks” section for each Fund and update the related Item 4 risk disclosure, as appropriate.

Response: The Registrant has made the requested change. See the Registrant’s response to Comment 8 and Appendix B.

Cambria Micro and SmallCap Shareholder Yield ETF

12.	Comment: The Staff notes that the fourth paragraph of the Fund’s “Principal Investment Strategies” states that “[a]s of [-], 2023, the Fund had significant investment exposure to companies in the [-] sectors….” Please complete this disclosure, including sectors, and provide the corresponding risk exposure.

Response: The Registrant has deleted the fourth paragraph of the Fund’s principal investment strategy in its entirety and replaced it with the following sentence:

As of the date of this Prospectus, the Fund had significant investment exposure to companies in the Consumer Discretionary, Energy, Financials, and Industrials sectors; however, the Fund’s sector exposure may change from time to time.

The relevant risk disclosure for each sector is set forth in Appendix C.

13.	Comment: The Staff notes that the fifth paragraph of the Fund’s “Principal Investment Strategies” states that “[t]he Fund may sell a security when Cambria believes that the security is overvalued or better investment opportunities are available….” Based on the disclosure, it is unclear how Cambria makes such a determination, e.g., based on an algorithm or the portfolio managers’ discretion. Please describe more specifically the “active management” component of Cambria’s individual purchase and sale decisions on behalf of the Fund.

Response: The Registrant has revised the Fund’s principal investment strategy, which is set forth in Appendix D, to clarify that the Fund is actively managed using a model-based approach, and Cambria selects Fund investments based on its proprietary quantitative algorithm. As noted in the final paragraph of the Fund’s principal investment strategy, although the Fund employs a model-based investment approach, Cambria retains the discretion to sell Fund securities “when Cambria believes that the security is overvalued or better investment opportunities are available, to invest in cash and cash equivalents, or to meet redemptions.” In addition, Cambria expects to adjust the Fund’s holdings at least quarterly to meet the investment criteria and target allocations (e.g., security weights) established by the Fund’s quantitative algorithm, but Cambria may adjust the Fund’s holdings more frequently in response to market events that develop between the model’s quarterly calculations.

Ms. Marquigny, Esq.

December 21, 2023

14.	Comment: Please consider disclosing each of the following risks as a principal risk of investing in the Fund: cash redemption risk, U.S. investment risk, authorized participants, market makers and liquidity providers concentration risk, and interest rate risk. To the extent the Registrant determines any of these risks are not principal risks of the Fund, please explain such decision supplementally.

Response: As noted in response to Comment 8, the Registrant has added “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” as a sub-risk of “ETF Structure Risk” in the Fund’s Item 4 “Principal Risks” section. However, the Registrant does not consider any of the other proposed risks to be principal risks of the Fund and, accordingly, respectfully declines to add such risk descriptions to the Fund’s prospectus.

•	Cash Redemption Risk. The Fund invests primarily in U.S. equities, and, as such, the Registrant intends to utilize the in-kind redemption process and does not anticipate that the Fund will effect redemptions by Authorized Participants, in whole or in part, for cash.

•	U.S. Investment Risk. The Registrant does not view the risk of investing in U.S. securities to be meaningfully distinct from the risks set forth in Equity Investing Risk, Investment Risk, and Market Events Risk, so as to necessitate the inclusion of a separate principal risk for U.S. investments.

•	Interest Rate Risk. The Registrant notes the Fund invests primarily in equity securities and although changes in interest rates may impact the value of equity securities (as set forth in the Fund’s Equity Investing Risk) and/or a stock’s ability to paydown debt, interest rate changes also impact a company’s ability to issue dividends and conduct buybacks. As such, the Registrant does not consider interest rate risk to be a principal risk for an equity-based, shareholder yield investment strategy in the same way that interest rate risk is a principal risk for a fixed income investment strategy.

Ms. Marquigny, Esq.

December 21, 2023

Cambria Tactical Yield ETF

15.	Comment: The Staff notes that the fifth paragraph of the Fund’s “Principal Investment Strategies” states that “[t]he Fund may sell a security when Cambria believes that the security is overvalued or better investment opportunities are available….” Based on the disclosure, it is unclear how Cambria makes such a determination, e.g., based on an algorithm or the portfolio managers’ discretion. Please describe more specifically the “active management” component of Cambria’s individual purchase and sale decisions on behalf of the Fund.

Response: The Registrant has revised the Fund’s principal investment strategy, which is set forth in Appendix E, to clarify that the Fund is actively managed using a model-based approach, and Cambria selects Fund investments based on its proprietary quantitative algorithm. See also the Registrant’s response to Comment 13.

16.	Comment: Please consider disclosing each of the following risks as a principal risk of investing in the Fund: U.S. investment risk, and authorized participants, market makers and liquidity providers concentration risk. To the extent the Registrant determines either of these risks are not principal risks of the Fund, please explain such decision supplementally.

Response: As noted in response to Comment 8, the Registrant has added “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” as a sub-risk of “ETF Structure Risk” in the Fund’s Item 4 “Principal Risks” section. However, the Registrant does not consider the other proposed risk to be a principal risk of the Fund and, accordingly, respectfully declines to add such risk description to the Fund’s prospectus.

•	U.S. Investment Risk. The Registrant does not view the risk of investing in U.S. securities to be meaningfully distinct from the risks set forth in Fixed Income Risk, U.S. Government Securities Risk, Investment Risk, and Market Events Risk, so as to necessitate the inclusion of a separate principal risk for U.S. investments.

Ms. Marquigny, Esq.

December 21, 2023

17.	Comment: The Staff notes that the Fund’s principal investment strategy is largely a recitation of the fixed income instruments that might be used to construct the Fund’s portfolio, the nature of the yields they are designed to produce, and the typical characteristics of yield spreads. The strategy, however, does not address how that combination of fixed income instruments maximizes total return. Please describe explicitly the assumptions on which the strategy’s expected capital appreciation is based, how those yield spreads capture that appreciation, and the tactical considerations driving the selection of particular instruments or the combination of instruments in particular market scenarios. Please re-write the strategy to make those relationships clear so investors can tell when the Fund is reasonably aligned with their risk tolerances and investment goals and the circumstances when the strategy will not support them or is likely to conflict with them.

Response: The Registrant has revised the Fund’s principal investment strategy, as set forth in Appendix E, to clarify how Cambria’s quantitative model evaluates the yield spreads, relative to T-Bills, of the various types of fixed income securities and tactically allocates (i) the Fund’s net assets to each fixed income category with a historically wide yield spread and (ii) the remaining net assets to T-Bills. As noted in the revised strategy, “when spreads relative to T-Bills are wide for an individual category of fixed income security, the Fund typically moves its assets tactically into these riskier bonds and sources of yield.” For example, if junk bonds have a historically narrow yield spread relative to T-Bills, at the time of the algorithm’s calculation, the Fund will invest in T-Bills because the lower rate of return for junk bonds does not sufficiently offset the additional risks associated with investing in junk bonds relative to T-Bills. Accordingly, the Fund seeks to achieve the Fund’s investment objective of income and capital appreciation by tactically investing in a mix of (i) fixed income securities with wide yield spreads relative to T-Bills and (ii) T-Bills in lieu of fixed income securities with narrow yield spreads relative to T-Bills.

18.	Comment: Explain the concept of “tactical”. What underlies the tactical decisions of the Adviser with respect to capital appreciation, and when will these tactical decisions result in capital appreciation and/or income for the Fund?

Response: Unlike a fixed income fund that invests in a wide variety of fixed income securities at all times, the Fund only invests in certain types of fixed income securities when those securities have a historically wide yield spread relative to T-Bills. Cambria’s quantitative algorithm, on at least a quarterly basis, makes a tactical decision as to which fixed income securities should be included (i.e., securities with wide yield spreads) and which fixed income securities should be replaced by T-Bills (i.e., securities with narrow yield spreads) in the Fund’s portfolio. See the Registrant’s response to Comment 17 above with respect to how the Adviser employs these tactical decisions of its quantitative model.

Ms. Marquigny, Esq.

December 21, 2023

19.	Comment: Please define the terms “intermediate term” and “emerging market,” each of which appears in the first paragraph of the Fund’s principal investment strategy.

Response: The Registrant has defined “intermediate term” as securities having a “two- to ten-year maturity” in the Fund’s principal investment strategy. In addition, although the Fund does not invest a particular percentage of its assets, nor does it invest significantly, in emerging market securities, and thus the Registrant does not believe it is necessary to define this term in the Fund’s Item 4 principal investment strategy, the Registrant has added disclosure to the Item 9 “Additional Information About the Funds’ Strategies” section so as to specify which countries Cambria considers to be “developed markets” and “emerging markets”. See Appendix F.

20.	Comment: The Staff notes the inclusion of the phrase “categories of fixed income securities” in the second paragraph of the Fund’s principal investment strategy.

a.	Please explain what this phrase means, which categories of fixed income securities have historically narrow yield spreads relative to T-Bills, and the underlying reasons why the performance yield of these particular instruments typically bears a narrow or wide relationship to T-Bill yields.

b.	Disclose what a yield spread is and how it is used to select investments. For example, what are wide and narrow spreads?

c.	What conditions typically cause widening or narrowing? How long do they persist?

d.	What can go wrong or right with yield spread based investing? Consider using examples to illustrate how different instrument categories and yields compare to T-Bills and each other.

Response: As noted in response to Comment 17, Cambria’s quantitative algorithm evaluates the yield spreads of various fixed income security categories relative to T-Bills so as to determine whether yield spreads are wide or narrow, and the Fund then invests tactically in a mix of T-Bills and fixed income securities with wide yield spreads. The Fund’s updated strategy identifies various fixed income categories that are evaluated by the algorithm on a periodic basis. See Appendix E.

The updated strategy also defines “yield spread” and notes that “securities with varying maturities, credit ratings, and risks typically have different yields.” In addition, the Registrant has added the following sentence to the end of the second paragraph of the Fund’s principal investment strategy:

Wider yield spreads, however, often indicate greater risks associated with those securities.

As noted above, investing in securities with greater yield spreads often entails investing in securities with greater risks. However, unlike funds that allocate to riskier fixed income securities in all market conditions, the Fund tactically invests in these riskier securities only when the quantitative model indicates that those fixed income securities have historically wide yield spreads that justify the associated risks of investing in those securities. The third paragraph of the Fund’s principal investment strategy has been revised to include examples that reflect how historical yield spreads relate to investment risks.

Ms. Marquigny, Esq.

December 21, 2023

21.	Comment: Please identify the metrics used to compose the Fund’s portfolio, how they are used, and why they matter. Specifically, explain (1) how the metrics relate to allocation and instrument selection parameters, (2) how these choices apply to portfolio composition decisions and drive strategy performance and risk outcomes, and (3) determine what the Fund buys and sells in any given situation. Use examples to show how investors can gauge market dynamics that ramp up principal risk consequences or harm fund performance.

Response: As discussed in response to Comments 17, 18 and 20, Cambria’s quantitative algorithm compares various fixed income securities’ yields to those of T-Bills on an at least quarterly basis, and the Fund invests in a mix of fixed income securities with historically wide yield spreads and T-Bills, as described in the updated investment strategy set forth in Appendix E. Accordingly, the yield spreads are the metrics that drive the investment decisions of the quantitative model and, in turn, the Fund.

22.	Comment: The Staff notes that the Fund will use ETFs to gain exposure to the extent that yield spreads are wide with respect to high yield bonds or emerging market government bonds. Please re-write in plain English and explain the Advisor’s strategic rational as to why the Advisor uses ETFs to capture those spreads. Please apply this comment with respect to the Advisor’s use of ETFs to gain exposure to REITs.

Response: As discussed in response to Comments 17, 18 and 20, the Registrant has revised the Fund’s principal investment strategy to clarify how and when the Fund will invest in various fixed income securities, including high yield bonds and emerging market government bonds. The Registrant respectfully declines to revise the aforementioned paragraph as it believes it clearly states Cambria’s intent to use ETFs to gain exposure to these types of securities. Cambria has determined that exposure to these types of fixed income securities is best achieved via ETFs given the frequency of the model’s calculations and the projected size of the Fund, but Cambria does not believe it is necessary to explain to investors why Cambria would elect to use ETFs to gain such exposure so long as it discloses its ability to do so. The Registrant, however, has added the following sentences to the end of the paragraph:

The model may allocate up to 10% of the Fund’s net assets to ETFs. Accordingly, the Fund generally targets an allocation of between 5% and 10% of the Fund’s net assets to these categories of fixed income securities when they have historically wide yield spreads.

Ms. Marquigny, Esq.

December 21, 2023

23.	Comment: The Staff notes that only the last sentence in the Fund’s principal investment strategy refers to a quantitative algorithm. Either integrate the concept of algorithm-based selection criteria and targets throughout the Fund’s entire strategy or delete this statement and supplementally confirm it does not apply.

Response: The Registrant has made the requested change. See Appendix E.

24.	Comment: Please explain what is unique about this Fund such that it includes Cash Redemption Risk as a principal risk of investing in the Fund, but Cash Redemption Risk is not considered a principal risk of the Cambria Micro and SmallCap Shareholder Yield ETF.

Response: As noted in response to Comment 13, MYLD will invest primarily in U.S. equities, and, as such, the Registrant intends to utilize the in-kind redemption process and does not anticipate that the Fund will effect redemptions for cash. By contrast, TYLD will invest primarily in fixed income securities, and, as such, the Registrant will seek to utilize the in-kind redemption process when available but anticipates that the Fund will need to effect redemptions by Authorized Participants, in whole or in part, for cash.

25.	Comment: Please re-write the “Exchange-Traded Funds and Investment Companies Risk” in such a way so as to distinguish it from the requested inclusion of risk disclosure specific to the Fund’s ETF structure.

Response: As noted in response to Comment 8, we have added “ETF Structure Risk” as a principal risk of each Fund, and “ETF Structure Risk” is distinct from “Exchange-Traded Funds and Investment Companies Risk”.

26.	Comment: Please add strategy disclosure stating whether the Fund has any parameters with respect to the duration or maturity of its investments.

Response: The Registrant notes that the Fund does not have any parameters with respect to the duration or maturity of its investments and has added the following disclosure to its principal investment strategy:

The Fund may invest in fixed income securities of any duration or maturity.

Ms. Marquigny, Esq.

December 21, 2023

27.	Comment: Describe the Fund’s callable bond strategy or delete the reference to callable bonds in the Fund’s risk disclosure.

Response: The Registrant has removed the reference to callable bonds.

28.	Comment: The Staff notes that mortgage-backed securities (“MBS”) are referenced in the first paragraph of the “Principal Investment Strategies”. Provide a clearer picture of the Fund’s specific MBS strategy, including any strategy with respect to residential MBS and/or commercial MBS. In addition, revise the Fund’s strategy to explain how the MBS strategy informs the Fund’s investment selection process and portfolio construction outcome.

Response: As noted in response to Comments 17, 18 and 20, the Registrant has revised the Fund’s principal investment strategy to clarify how and when the Fund will invest in various fixed income securities, including MBS. Portfolio construction is determined by fixed income securities’ yield spreads relative to T-Bills, as determined by Cambria’s quantitative algorithm. The Fund’s strategy is not specifically tied to any single type of fixed income security (other than T-Bills). Accordingly, the Registrant respectfully declines to further explain how investing in MBS, or any other specific type of fixed income securities, informs the Fund’s investment selection process and portfolio construction outcome.

29.	Comment: With respect to the “Real Estate Investments Risk,” please consider substituting the term “Industry” for “Investments” in the risk heading so as to prevent confusion and differentiate the risk disclosure from “REIT Risk”.

Response: The Registrant has made the requested change.

30.	Comment: With respect to the Item 9 “Exchange-Traded Funds and Investment Companies Risk,” if the Fund observes a non-fundamental policy that requires the Fund to look through to the holdings of underlying funds to determine compliance with Fund or non-fundamental policies limiting the Fund’s use of derivatives, disclose the related policies in an appropriate location within the Fund’s registration statement filing (e.g., the SAI).

Response: The Registrant notes that the Fund does not observe a non-fundamental policy that requires the Fund to look through to the holdings of its underlying funds to determine compliance with fundamental or non-fundamental policies limiting the Fund’s use of derivatives.

Ms. Marquigny, Esq.

December 21, 2023

31.	Comment: With respect to the Fund’s Item 9 “Inflation-Protected Security Risk,” please consider describing the Fund’s TIPS strategy and risks in greater detail in Item 9.

Response: As noted in response to Comment 28, the Registrant has revised the Fund’s principal investment strategy to clarify how and when the Fund will invest in various fixed income securities, including TIPS. Portfolio construction is determined by fixed income securities’ yield spreads relative to T-Bills, as determined by Cambria’s quantitative algorithm. The Fund’s strategy is not specifically tied to any single type of fixed income security (other than T-Bills). Accordingly, the Registrant respectfully declines to describe in greater detail the Fund’s investment strategy relative to TIPS, or any other specific type of fixed income securities.

Statement of Additional Information (“SAI”)

32.	Comment: The Staff notes that the SAI describes the 80% Names Rule policy for the Cambria Micro and SmallCap Shareholder Yield ETF but not the Cambria Tactical Yield ETF. Please reconcile or explain.

Response: The Registrant has reconciled the disclosure in the “Investment Policies and Restrictions” section of the SAI so that each Fund’s 80% Names Rule policy, as set forth in the Prospectus (and below), appears under the description of the Funds’ non-fundamental investment policies.

2.	Under normal market conditions, the Cambria Micro and SmallCap Shareholder Yield ETF invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities, including common stock, issued by U.S.-based micro and small capitalization publicly listed companies that provide high “shareholder yield.”

3.	Under normal market conditions, the Cambria Tactical Yield ETF invests at least 80% of its net assets, plus borrowings for investment purposes, in fixed income securities, including individual bonds as well as exchange traded products and ETFs that invest primarily in bonds.

* * * * *

Ms. Marquigny, Esq.

December 21, 2023

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.

Ms. Marquigny, Esq.

December 21, 2023

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee:	0.59%
Distribution and/or Service (12b-1) Fees:	0.00%
Other Expenses*:	0.00%
Total Annual Fund Operating Expenses:	0.59%

* Based on estimated amounts for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that the operating expenses remain the same. The example does not reflect any brokerage commissions that you may pay on purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year:	Three Years:
$60	$189

Ms. Marquigny, Esq.

December 21, 2023

Appendix B

Item 4 – Principal Risks

ETF Structure Risk. The Fund is an ETF, and, as a result of an ETF’s structure, it is exposed to the following risks:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) Authorized Participants exit the business or otherwise become unable to process creation and/or redemption orders and no other Authorized Participants step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Cash Redemption Risk (TYLD Only). The Fund’s investment strategy will require it to effect redemptions by Authorized Participants, in whole or in part, for the cash value of large blocks of Shares called Creation Units. As a result, the Fund may pay out higher annual capital gain distributions and be less tax-efficient than if the in-kind redemption process was used exclusively. In addition, cash redemptions may incur higher brokerage costs than in-kind redemptions, and these added costs may be borne by the Fund and negatively impact Fund performance.

Premium-Discount Risk. Shares may trade above (premium) or below (discount) their NAV. The market prices of Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on the Exchange. This risk is heightened in times of market volatility or periods of steep market declines. Additionally, in stressed market conditions, the market for Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings, and this could lead to differences between the market price of the Shares and the underlying value of those Shares.

Secondary Market Trading Risk. Investors buying or selling Shares in the secondary market may pay brokerage commissions, which may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Shares. In addition, secondary market investors will also incur a bid/ask spread, which varies over time for Shares based on trading volume and market liquidity and is generally higher if Shares have little trading volume and market liquidity. Although the Shares are listed on the Exchange, there can be no assurance that an active or liquid trading market for them will develop or be maintained. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. In addition, trading in Shares on the Exchange may be halted.

Item 9 – Principal Risks

ETF Structure Risk. Each Fund is an ETF, and, as a result of an ETF’s structure, it is exposed to the following risks:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. Each Fund has a limited number of financial institutions that may act as Authorized Participants. To the extent they cannot or are otherwise unwilling to engage in creation and redemption transactions with the Fund and no other Authorized Participant steps in, Shares may trade like closed-end fund shares at a significant discount to net asset value and may face delisting from the Exchange. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions, Shares may trade at a material discount to net asset value and face delisting.

Ms. Marquigny, Esq.

December 21, 2023

Cash Redemption Risk. The Cambria Tactical Yield ETF’s investment strategy will require it to effect redemptions by Authorized Participants, in whole or in part, for the cash value of large blocks of Shares called Creation Units. As a result, the Fund may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize investment income and/or capital gains or losses that it might not have recognized if it had completely satisfied the redemption in-kind. As a result, the Fund may be less tax efficient if it includes such a cash payment than if the in-kind redemption process was used exclusively (i.e., securities are distributed as payment of redemption proceeds). In addition, cash redemptions may incur higher brokerage costs than in-kind redemptions and these added costs may be borne by the Fund and negatively impact Fund performance.

Premium-Discount Risk. Shares may trade above (premium) or below (discount) their NAV. The NAV of the Fund will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares, however, will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on the Exchange. The trading price of Shares may deviate significantly from NAV during periods of market volatility. In particular, in stressed market conditions, the market for Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings, and this could lead to differences between the market price of the Shares and the underlying value of those Shares. Cambria cannot predict whether Shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the securities held by the Fund. However, given that Shares can be purchased and redeemed in large blocks of Shares, called Creation Units (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAV), and the Fund’s portfolio holdings are fully disclosed on a daily basis, Cambria believes that large discounts or premiums to the NAV of Shares should not be sustained, but that may not be the case.

Secondary Market Trading Risk. Investors buying or selling Shares in the secondary market will generally pay brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Shares. In addition, secondary market investors will also incur a bid/ask spread, which varies over time for Shares based on trading volume and market liquidity, and is generally lower if Shares have more trading volume and market liquidity and higher if Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads.

Although the Shares are listed on the Exchange, there can be no assurance that an active or liquid trading market for them will develop or be maintained. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. In addition, trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. Further, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Ms. Marquigny, Esq.

December 21, 2023

Appendix C

Item 4

Consumer Discretionary Sector Risk. The success of consumer product manufacturers and retailers is tied closely to the performance of their local economy, the international economy, interest rates, competitive and consumer confidence. Success depends heavily on disposable household income and consumer spending. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer products in the marketplace.

Energy Sector Risk. The Energy sector includes, for example, oil, gas, and consumable fuel companies. Energy companies can be substantially impacted by, among other things, the volatility of oil prices, worldwide supply and demand, worldwide economic growth, and political instability in oil or gas producing regions such as the Middle East and Eastern Europe.

Financials Sector Risk. Performance of companies in the Financials sector may be adversely impacted by many factors, including, among others, government regulations, economic conditions, credit rating downgrades, changes in interest rates, and decreased liquidity in credit markets. This sector has experienced significant losses in the recent past, and the impact of more stringent capital requirements and of recent or future regulation on any individual financial company or on the sector as a whole cannot be predicted.

Industrials Sector Risk. Issuers in the Industrials sector are affected by supply and demand, both for their specific product or service and for industrial sector products in general. The products of such issuers may face obsolescence due to rapid technological developments and frequent new product introduction. Government regulations, world events, economic conditions and exchange rates affect the performance of companies in the Industrials sector. Issuers in the Industrials sector may be adversely affected by liability for environmental damage, product liability claims and exchange rates. The Industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors.

Item 9

Consumer Discretionary Sector Risk. Consumer discretionary products and services are non-essential products and services whose demand tends to increase as consumers’ disposable income increases, such as automobiles, apparel, electronics, home furnishings, and travel and leisure products and services. These companies may include, for example, publishers; catalog and internet retailers; department stores and specialty retailers including apparel, electronics, automotive, and home furnishing stores; manufacturers of auto parts and accessories, tire and rubber, autos, motorcycles, and scooters; manufacturers of consumer electronic products, including TVs and DVD players; manufacturers of household appliances and home furnishings; residential construction companies; manufacturers of leisure products; manufacturers of apparel, accessories, footwear, textiles, and luxury goods; gaming facility, hotel, cruise and travel agency owners and operators; restaurants and caterers; companies providing educational, home security, legal, and personal services; advertising and public relations companies; and TV and cable companies. This sector can be significantly affected by the performance of the overall economy, interest rates, competition, and consumer confidence. Success can depend heavily on disposable household income and consumer spending. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer discretionary products.

Ms. Marquigny, Esq.

December 21, 2023

Energy Sector Risk. The Energy sector includes, for example, oil, gas, and consumable fuel companies. Energy companies can be substantially impacted by, among other things, the volatility of oil prices, worldwide supply and demand, worldwide economic growth, and political instability in oil or gas producing regions such as the Middle East and Eastern Europe. Energy companies and the price of their securities are also affected by the success of exploration projects, exploration and production spending, swift price and supply fluctuations, energy conservation, currency exchange rates, and increased competition and technological advances. Energy companies may also be adversely impacted by substantial government regulation, tax policies, general civil liabilities, and liabilities for environmental damage. Companies in this sector may also be subject to contractual fixed pricing, which may increase the cost of doing business and limit these companies’ earnings. A significant portion of revenues of these companies depends on a relatively small number of customers, including governmental entities and utilities. As a result, governmental budget constraints may have a material adverse effect on the stock prices of energy companies. Energy companies may also operate in or engage in transactions involving countries with less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies. Declines in the demand for, or prices of, energy generally would be expected to negatively impact the value of the Fund’s investments in energy securities. Such declines may occur quickly and without warning.

Financials Sector Risk. The Financials sector includes companies involved in such activities as banking, commercial and consumer finance, investment banking, brokerage, asset management, custody and insurance. Companies in the Financials sector may be subject to extensive government regulation that affects the scope of their activities, the prices they can charge and the amount of capital they must maintain. The profitability of companies in the Financials sector may be adversely affected by increases in interest rates. The profitability of companies in the Financials sector may be adversely affected by loan losses, which usually increase in economic downturns. In addition, the Financials sector in certain countries is undergoing numerous changes, including continuing consolidations, development of new products and structures and changes to its regulatory framework, which may have an impact on the issuers included in a Fund’s portfolio. Furthermore, increased government involvement in the Financials sector, including measures such as taking ownership positions in financial institutions, could result in a dilution of the Fund’s investments in financial institutions.

Industrials Sector Risk. The Industrials sector includes manufacturers and distributors of capital goods such as aerospace and defense, building projects, electrical equipment and machinery, and companies that offer construction and engineering services. It also includes providers of commercial and professional services including printing, environmental and facilities services, office services and supplies, security and alarm services, human resource and employment services, and research and consulting services. It also includes companies that provide transportation services. Companies in the Industrials sector are subject to legislative or regulatory changes, adverse market conditions and/or increased competition. The prices of the securities of companies in the Industrials sector may fluctuate widely due to the level and volatility of commodity prices, the exchange value of the dollar, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices. Further, the prices of these securities, specifically transportation companies, may fluctuate widely due to their cyclical nature, occasional sharp price movements that may result from changes in the economy, fuel prices, labor agreement, and insurance costs, the recent trend of government deregulation, and increased competition from foreign companies, many of which are partially funded by foreign governments and which may be less sensitive to short-term economic pressures.

Ms. Marquigny, Esq.

December 21, 2023

Appendix D

Cambria Micro and SmallCap Shareholder Yield ETF

Principal Investment Strategies (new disclosure in bold)

The Fund is actively managed using a model-based approach and seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets, plus borrowings for investment purposes, in equity securities, including common stock, issued by U.S.-based micro and small capitalization publicly listed companies that provide high “shareholder yield.” The Fund’s investment adviser, Cambria Investment Management, L.P. (“Cambria” or the “Adviser”), defines micro and small capitalization companies as companies having a market capitalization between $100 million and $5 billion. Cambria defines “shareholder yield” as the totality of returns realized by an investor from a company’s cash payments for dividends, buybacks and debt paydowns. For the purposes of this strategy, Cambria’s quantitative algorithm calculates a company’s shareholder yield by considering the following characteristics: (i) dividend payments to shareholders, (ii) return of capital in the form of share buybacks (i.e., a company’s repurchase of its own shares from the marketplace, which, in turn, reduces the number of outstanding shares for continuing shareholders or generates proceeds for existing shareholders), and (iii) paydown of a company’s debt (i.e., reducing a company’s outstanding debt). Cambria believes that, while any one of these measures of a company’s cash flows, in isolation, is inadequate to determine the attractiveness of its equity securities, considered together these measures have the potential to result in the construction of a portfolio of companies with higher potential for income and capital appreciation.

No less frequently than on a quarterly basis, utilizing its own quantitative model, Cambria selects the top 20% of stocks in the initial universe of U.S.-based, micro and small capitalization, publicly listed companies based on their shareholder yield, as measured by dividend payments and net share buybacks. Cambria considers an issuer to be U.S.-based if it is domiciled, incorporated, or has substantial business activity in the United States and the primary equity security of such issuer is listed on a major U.S. stock exchange.

Cambria’s quantitative algorithm then factors in the remaining stocks’ debt paydowns and applies a number of value metrics to create a composite, including metrics such as, but not limited to, price-to-book (P/B) ratio, price-to-sales (P/S) ratio, price-to-earnings (P/E) ratio, price-to-free cash-flow (P/FCF or P/CF) ratio, and enterprise multiple (EV/EBITDA). The quantitative model then selects between 100 and 300 stocks for inclusion in the Fund’s portfolio that exhibit, in the aggregate, the best combination of shareholder yield characteristics and value metrics. The number of holdings in the Fund will be based on a number of factors, including the asset size of the Fund and the number of companies that satisfy Cambria’s quantitative measurements at any one time.

Although Cambria seeks to weight these stocks equally in the Fund’s portfolio, security weights may fluctuate in response to market conditions and investment opportunities that develop between the model’s quarterly calculations.

As of the date of this Prospectus, the Fund had significant investment exposure to companies in the Consumer Discretionary, Energy, Financials, and Industrials sectors; however, the Fund’s sector exposure may change from time to time.

Although the Fund employs a model-based investment approach based on Cambria’s proprietary, quantitative algorithm, the Fund may sell a security when Cambria believes that the security is overvalued or better investment opportunities are available, to invest in cash and cash equivalents, or to meet redemptions. Cambria expects to adjust the Fund’s holdings at least quarterly to meet the investment criteria and target allocations (e.g., security weights) established by the Fund’s quantitative algorithm, but Cambria may adjust the Fund’s holdings more frequently in response to market events that develop between the model’s quarterly calculations.

Ms. Marquigny, Esq.

December 21, 2023

Appendix E

Cambria Tactical Yield ETF

Principal Investment Strategies (new disclosure in bold)

The Fund is actively managed using a model-based approach and seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets, plus borrowings for investment purposes, in fixed income securities, including individual bonds as well as exchange traded products and ETFs that invest primarily in bonds. Fixed income securities include, but are not limited to, the following: U.S. government securities (securities issued or guaranteed by the U.S. government or its agencies or instrumentalities) such as Treasury bonds, Treasury notes and T-Bills; intermediate term (i.e., two- to ten-year maturity), investment grade bonds traded in the United States that comprise the U.S. aggregate bond market; corporate bonds; high yield (or “junk”) bonds; residential and commercial mortgage-backed securities (“MBS”); Treasury Inflation-Protected Securities (“TIPS”); and emerging market government bonds (i.e., sovereign debt). The Fund may invest in fixed income securities of any duration or maturity.

Utilizing its own quantitative model, the Fund’s investment adviser, Cambria Investment Management, L.P. (“Cambria” or the “Adviser”), generally selects fixed income securities for inclusion in the Fund’s portfolio tactically based on a comparison of their current yield spreads (i.e., the difference in quoted rates of return on differing debt instruments) relative to T-Bills and their historical average yield spreads. Fixed income securities with varying maturities, credit ratings, and risks typically have different yields. Some fixed income securities’ yields may be similar to the yields of T-Bills (narrow yield spreads), while other fixed income securities may have yields that are larger than and more attractive relative to the yields of T-Bills (wide yield spreads). Wider yield spreads, however, often indicate greater risks associated with those securities.

No less frequently than on a quarterly basis, the quantitative algorithm evaluates the current yield spreads of various categories of fixed income securities relative to T-Bills and determines whether the current yield spreads are narrow or wide relative to historic averages. If a category of fixed income securities, e.g., corporate bonds, has a historically narrow yield spread relative to T-Bills, the Fund will invest in T-Bills rather than corporate bonds because the lower rate of return does not sufficiently offset the associated risks of corporate bonds. If, however, a category of fixed income securities, e.g., MBS, has a historically wide yield spread relative to T-Bills, the Fund will invest in MBS rather than T-Bills because the higher rate of return helps offset the additional risks associated with MBS. To the extent the quantitative model identifies historically wide yield spreads in any fixed income security category, the model generally targets an allocation of between 10% and 20% of the Fund’s net assets to that category of fixed income securities.

To the extent that all of the various categories of fixed income securities have historically narrow yield spreads relative to T-Bills, the Fund may invest up to 100% of its portfolio in T-Bills, as market conditions warrant. However, if multiple categories of the fixed income universe demonstrate historically wide yield spreads relative to T-Bills, which may include significant downward pricing trends, the Fund may invest a significant portion of its assets in each of those applicable fixed income security categories and may not allocate any assets to T-Bills. Accordingly, when spreads relative to T-Bills are wider than historic averages for an individual category of fixed income security, the Fund typically moves its assets tactically into these riskier bonds and sources of yield.

Ms. Marquigny, Esq.

December 21, 2023

Although Cambria seeks to weight each of the categories of fixed income securities with wide yield spreads equally in the Fund’s portfolio, security weights may fluctuate in response to market conditions and investment opportunities that develop between the model’s quarterly calculations. Accordingly, the Fund generally targets an allocation of between 10% and 20% of its net assets in each category of fixed income securities with wide historic yield spreads, based on the quantitative model’s quarterly calculation, and the Fund invests the remainder of its assets in T-Bills.

To the extent that historic yield spreads are wide with respect to high yield bonds or emerging market government bonds, Cambria expects to obtain exposure to these types of fixed income securities through investments in other exchange-traded funds (“ETFs”). The model may allocate up to 10% of the Fund’s net assets to ETFs. Accordingly, the Fund generally targets an allocation of between 5% and 10% of the Fund’s net assets to these categories of fixed income securities when they have historically wide yield spreads.

In addition, to the extent that real estate investment trusts (“REITs”) have historically wide yield spreads relative to T-Bills, the model may allocate up to 20% of its net assets in REITs.

Although the Fund employs a model-based investment approach based on Cambria’s proprietary, quantitative algorithm, the Fund may sell a security when Cambria believes that the security is overvalued or better investment opportunities are available, to invest in cash and cash equivalents, or to meet redemptions. Cambria expects to adjust the Fund’s holdings at least quarterly to meet the investment criteria and target allocations (e.g., security weights) established by the Fund’s quantitative algorithm.

Ms. Marquigny, Esq.

December 21, 2023

Appendix F

The Adviser defines developed markets and emerging markets as described in the following table.

Developed		Emerging
Austria [1]	Japan [3]	Brazil [2]	Mexico [2]
Australia [3]	Luxembourg [1]	Chile [2]	Morocco [1]
Belgium [1]	Netherlands [1]	China [3]	Peru [2]
Canada [2]	New Zealand [3]	Colombia [2]	Philippines [3]
Denmark [1]	Norway [1]	Czech Republic [1]	Poland [1]
Finland [1]	Portugal [1]	Egypt [1]	Russia [1]
France [1]	Singapore [3]	Hungary [1]	South Africa [1]
Germany [1]	South Korea [3]	India [3]	Taiwan [3]
Greece [1]	Spain [1]	Indonesia [3]	Thailand [3]
Hong Kong [3]	Sweden [1]	Malaysia [3]	Turkey [1]
Ireland [1]	Switzerland [1]
Israel [1]	United Kingdom [1]
Italy [1]	USA [2]
1 EMEA = Europe, Middle East and Africa		[3] APAC = Asia Pacific
2 AME = Americas